Exhibit 21.1
SIFCO Industries, Inc.
Subsidiaries of the Company
September 30, 2008

State of Jurisdiction
Subsidiary	of Incorporation
SIFCO Custom Machining Company	Minnesota
SIFCO Turbine Component Services LLC	Ohio
SIFCO Irish Holdings, Limited	Ireland
SIFCO Turbine Components Limited	Ireland
SIFCO Applied Surface Concepts	France
SIFCO Applied Surface Concepts (UK), Limited	United Kingdom
SIFCO Applied Surface Concepts Sweden AB	Sweden

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